Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

April 26, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

RECEIVED

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 41	April 26, 2007	Unaudited Financial Results for the quarter / year ended March 31, 2007
2.	Clause 41	April 26, 2007	Media Release on Unaudited Financial Results for the quarter / year ended March 31, 2007
3.	SEBI Circular No.D&CC/FITTC/ CIR-16/2002 dated December 31, 2002	April 26, 2007	Secretarial Audit Report from M/s Haribhakti & Co., Chartered Accountants for the quarter ended March 31, 2007

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M Ambani
President & Company Secretary

Encl : a/a

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

April 26, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code : 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sir,

Sub : Unaudited Financial Results for the quarter/year ended March 31, 2007

In continuation of our letter dated April 18, 2007, pursuant to Clause 41 of the Listing Agreement, we are enclosing the Unaudited Financial Results of the Company for the quarter/year ended March 31, 2007, duly approved by the Board of Directors of the Company at its meeting held today.

You are requested to inform your members accordingly.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Encl : a/a

The Secretary
The Stock Exchange, Mumbai

Name of the Company: **Reliance Industries Limited**

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / YEAR ENDED 31st March 2007

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 31st March		Year Ended 31st March	
		2007	2006	2007	2006 (Audited)
1.	Turnover	27,399	26,448	110,886	89,124
	Less: Excise Duty / Service Tax Recovered	1,504	1,906	5,523	7,913
	Net Turnover	**25,895**	**24,542**	**105,363**	**81,211**
2.	Other Income	85	87	193	683
3.	Total Expenditure				
	a) (Increase)/decrease in stock in trade	(243)	963	(970)	(2,131)
	b) Consumption of raw materials (incl. traded goods)	18,696	16,216	77,889	58,343
	c) Staff cost	309	215	1,197	978
	d) Other expenditure	2,434	3,102	9,037	9,722
4.	Interest and Finance Charges	277	225	1,114	877
5.	Depreciation	1,022	982	4,009	3,401
6.	**Profit before tax**	**3,485**	**2,926**	**13,280**	**10,704**
7.	Provision for Current Tax (including Fringe Benefit tax)	396	248	1,521	931
8.	Provision for Deferred Tax	236	176	851	704
9.	**Net Profit**	**2,853**	**2,502**	**10,908**	**9,069**
10.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,394	1,394	1,394	1,394
11.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year				43,761
12.	Earnings per share (of Rs. 10)				
	Basic	20.5	18.0	**78.3**	65.1
	Diluted	20.5	18.0	**78.3**	65.1
13.	Aggregate of Public shareholding				
	- Number of Shares (in crores)			**68.31**	72.60
	- Percentage of Shareholding (%)			**49.02**	52.10

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. The Scheme of amalgamation of Indian Petrochemicals Corporation Limited (IPCL), with the Company has been approved by the shareholders and creditors of both the companies and is submitted to the Hon'ble High Courts of judicature at Mumbai and Gujarat for sanction u/s 391 and 394 of the Companies Act,1956. In terms of the Scheme the appointed date for amalgamation is 1st April 2006. Upon receipt of statutory approvals, the Scheme will be given effect to in the audited financial statements for the year ended 31st March 2007.

3. During the quarter, shareholders of the Company have approved the Special Resolution by Postal Ballot for the preferential issue of 12,00,00,000 warrants at a price of Rs 1,402 per warrant, to the Promoter/Promoter Group as per the SEBI Guidelines for Preferential Issue contained in the SEBI (Disclosure and Investor Protection) Guidelines, 2000, entitling the warrant holders to apply for equivalent number of fully paid equity shares of Rs.10 each of the Company. In terms of the special resolution, 12,00,00,000 warrants have been issued on 12th April 2007, upon payment of 10% of the amount. The balance 90% of the amount is payable within 18 months.

4. During the quarter ended 31st March 2007, in terms of the Company's Employee Stock Option Scheme, 2,87,28,000 Options, exercisable into equal number of fully paid up equity shares of the Company have been granted to the eligible employees of the Company and its subsidiary companies. The Options would vest based on the specified criteria. The vesting period would range between one to seven years from the date of grant and the exercise period would extend upto five years from the date of vesting.

5. During the quarter, the Company has disbursed interim dividend @ Rs 11/- per fully paid-up equity share, aggregating to Rs 1,534 crore (US$ 353 million), including dividend distribution tax.

6. The Company, had revalued plant, equipment and buildings situated at Patalganga, Hazira and Jamnagar in 2005-06. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 1,966 crore (US$ 452 million) for the year and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on the profit for the period / year**.

7. The Company had revalued its plant and machinery situated at Patalganga and Naroda in 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 31 crore

(US$ 7 million) for the year and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on the profit for the period / year.**

8. During the quarter ended 31st March 2007, Reliance Global Management Services Private Limited and RESQ Limited have become subsidiaries of the company.

9. Pursuant to the adoption of Accounting Standard on Employee Benefits (AS 15) (Revised 2005) issued by the Institute of Chartered Accountants of India, additional liability of Rs. 50 crore (US$ 11 million) up to 31st March 2006 net of deferred tax of Rs 17 crore (US$ 4 million) has been adjusted against the opening balance of revenue reserves. The additional charge on account of the above is Rs 12 crore for the year.

10. Provision for Current Tax for the year includes provision for Fringe Benefit Tax of Rs 37 crore (US$ 9 million).

11. There were no investors' complaints pending as on 1st January 2007. All the 1,646 complaints received during the quarter were resolved and no complaints were outstanding as on 31st March 2007.

12. The audit committee reviewed the above results. The Board of Directors at its meeting held on 26th April 2007 approved the above results and its release.

13. The statutory auditors of the Company have carried out a Limited Review of the results for the quarter ended 31st March 2007.

14. The audited annual results along with the consolidated annual results will be published on the receipt of statutory apprehends for the Scheme of Amalgamation of IPCL with the company.

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / YEAR ENDED 31st MARCH 2007

Rs Crores

		Quarter Ended 31st March				Year ended 31st March			
		2007		2006		2007		2006 (Audited)	
1.	**Segment Revenue**								
	- Petrochemicals	10,670		10,608		42,226		32,802	
	- Refining	21,069		21,248		86,009		71,117	
	- Others	661		522		2,380		1873	
	Gross Turnover (Turnover and Inter Segment Transfers)	**32,400**		**32,378**		**130,615**		**105,792**	
	Less: Inter Segment Transfers	5,001		4,116		19,729		14,854	
	Turnover	**27,399**		**28,262**		**110,886**		**90,938**	
	Less: Excise Duty Recovered on Sales	1,504		1,906		5,523		7,913	
	Net Turnover		**25,895**		**26,356**		**105,363**		**83,025**
2.	**Segment Results**								
	- Petrochemicals	1,137		1,488		5,395		4,713	
	- Refining	2,277		1,741		7,726		5,916	
	- Others	322		326		1,335		1,112	
	Total Segment Profit before Interest and Tax		**3,736**		**3,555**		**14,456**		**11,741**
	(i) Interest Expense		(277)		(283)		(1,114)		(935)
	(ii) Interest Income		48		88		108		492
	(iii) Other Unallocable Income Net of Expenditure		(22)		(110)		(170)		(270)
	Profit before Tax		**3,485**		**3,250**		**13,280**		**11,028**
	(i) Provision for Current Tax		(396)		(243)		(1,521)		(926)
	(ii) Provision for Deferred Tax		(236)		(176)		(851)		(704)
	Profit after Tax		**2,853**		**2,831**		**10,908**		**9,398**
3.	**Capital Employed (Segment Assets – Segment Liabilities)**								
	- Petrochemicals		27,805		31,039		27,805		31,039
	- Refining		39,537		35,688		39,537		35,688
	- Others		14,879		6,502		14,879		6,502
	- Unallocated Corporate		7,683		6,570		7,683		6,570
	Total Capital Employed		**89,904**		**79,799**		**89,904**		**79,799**

Notes to Segment Information for the year ended 31st March 2007

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene and Polyethylene Terephthalate.

b) The **refining** segment includes production and marketing operations of the petroleum refinery.

c) The smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:

• Oil and Gas

• Textile

d) Capital employed on other Investments and income from the same are considered under "un-allocable"

2. The un-audited segment results for the fourth quarter ended and year ended 31st March 2007 are on a standalone basis whereas the audited segment results for the fourth quarter ended and year ended 31st March 2006 are on a consolidated basis.

For Reliance Industries Limited

Mukesh D Ambani
Chairman & Managing Director

April 26, 2007

Gram : RELCOMCOP , Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

April 26, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code : 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sir,

Sub : Unaudited Financial Results for the quarter/year ended March 31, 2007

In continuation of our letter dated April 26, 2007 on the above subject, we send herewith a copy of Media Release issued by the Company, in this regard.

The Unaudited Financial Results for the quarter/ year ended March 31, 2007 approved by the Board of Directors and the Media Release in this connection will also be available on the Company's web site, 'www.ril.com'

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Encl : a/a

ROBUST OPERATING PERFORMANCE

NET PROFIT CROSSES RS.10,000 CRORE MARK - A NEW RECORD CREATED

TURNOVER UP 24% YOY TO RS. 110,886 CRORE (US$ 25.51 BILLION)

EXPORTS CROSS US$ 15.02 BILLION – HIGHEST EVER AND ACCOUNTS FOR 12% OF AGGREGATE EXPORTS FROM INDIA

4Q FY07	3Q FY07	4Q FY06	% Change wrt Q4FY06	(In Rs. Crore)	FY07	FY06	% Change
27,399	27,771	26,448	4%	Turnover	110,886	89,124	24%
4,785	4,751	4,133	16%	PBDIT	18,403	14,982	23%
2,853	2,799	2,502	14%	Net Profit	10,908	9,069	20%
20.5	20.1	18.0		EPS (Rs.)	78.3	65.1	

Reliance Industries Limited (RIL) today reported its financial performance for year ended March 31, 2007. The highlights of the un-audited financial results as compared to the previous year are:

- Turnover has risen by 24 % to Rs. 110,886 crore (US$ 25.51 billion).
- Cash Profit has risen by 20% to Rs. 15,768 crore (US$ 3.63 billion)
- Net Profit has risen by 20% to Rs. 10,908 crore (US$ 2.51 billion) – the highest ever for any private sector company in India.
- Gross refining margins of US$ 11.7 / bbl for the year

Corporate Communications
Maker Chamber IV, 5th Floor
Nariman Point,
Mumbai 400 021, India

Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

E-mail : ccd1@ril.com

The other major highlights are:

- Shareholders and creditors of IPCL and RIL approve merger of IPCL with RIL
- Jamnagar complex of RIL declared as a 100% EOU with effect from 16th April 2007
- Preferential offer of 12 crore warrants to Promoter / Promoter's Group successfully completed
- Company implements its Employee Stock Option Scheme (ESOS)

Commenting on the results, Mukesh D. Ambani, CMD, Reliance Industries Limited said:

"I am pleased to report yet another year of robust performance by RIL. 2006 – 07 has also been an eventful year for the company. While our petrochemicals and refining business recorded it's best ever performance, we have made substantial investments in our future growth engines such as E&P and Retail businesses. In the past year, we created further value for millions of our shareholders through our strategic investment in RPL and through the value accretive merger of IPCL with RIL. I am confident that RIL shall continue to deliver sustainable value for all its stakeholders."

Corporate Communications
Maker Chamber IV, 5th Floor
Nariman Point,
Mumbai 400 021, India

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

Internet : www.ril.com

E-mail : ccd1@ril.com

STRATEGIC DEVELOPMENTS

Shareholders of Indian Petrochemicals Corporation Limited (IPCL) and RIL both approved merger of IPCL with RIL in the ratio of 1 share of RIL for every 5 shares of IPCL. While reinforcing strengths of Reliance in the downstream petrochemical segments, this merger is expected to enhance RIL's flexibility to pursue future growth opportunities, both organic and inorganic, within and outside India. The merger is value accretive for shareholders of both the companies. The merger scheme is now pending approval of the appropriate authorities and is expected to be complete during the current financial year.

During the fourth quarter, the Board approved a proposal to set up a global sized integrated cracker and petrochemical complex with a capacity of 2 MMTPA in the Special Economic Zone at Jamnagar in Gujarat. The cracker will use the refinery off gases and byproducts to produce ethylene, propylene and downstream derivatives. The project is expected to be implemented at a capital cost of US$ 3 billion and likely to go on stream by FY 2010-11. This unique integration with the refinery will position the proposed cracker complex on par with the most efficient producers of olefins and derivatives globally, including those in the Middle East. The Company expects this proposed investment to further improve its cost competitiveness and strengthen RIL's position as one of the lowest cost petrochemical producers in the world.

The Company entered into a Memorandum of Understanding with Rohm and Haas to explore the construction of an acrylic monomer complex with an installed capacity of 200,000 TPA of acrylic acid and esters. Rohm and Haas is a global chemical company headquartered at Philadelphia, USA. The proposed global sized acrylic acid plant will use Rohm and Haas's technology and leverage the world-class infrastructure available at Jamnagar. The initiative marks the beginning of mutually beneficial partnership between Reliance and Rohm and Haas with the objective of exploring opportunities for value accretive investments in the downstream specialty polymers and chemicals in the Indian subcontinent.

During the last quarter, the E&P business witnessed significant positive developments. In the recently concluded NELP VI, RIL was awarded seven deepwater blocks, two of them in the KG

basin and the remaining five blocks in the Mahanadi basin. The new blocks have a combined acreage of 76,050 square kilometers. In addition, RIL secured two onshore blocks in Yemen and a deepwater block in Oman with a combined acreage of 38,078 square kilometers. These new blocks have added to the strength of RIL's E&P portfolio, which now has an aggregate acreage of 356,134 square kilometers.

The current quarter also witnessed the successful completion of drilling efforts at the AA1 and Q1 wells in the KGD6 block. The results of these drilling efforts have been encouraging.

RIL encountered the thickest hydrocarbon column discovered to date at its MA-2 well in the KGD6 block during the quarter. The MA-2 well reached a depth of 3,581 metres and penetrated a gross hydrocarbon column of 194 metres consisting of 170 metres of gas / condensate and 24 metres of oil. The commerciality of the KGD6 MA-1 oil discovery was approved by the DGH in February 2007. Efforts are on for its fast track development and commencement of production of oil during 2008.

As part of its long term capital structuring strategy, RIL decided to strengthen its networth through the issue of 12 crore warrants, exercisable into equal number of equity shares of Rs.10 each, on a preferential basis to the promoters / promoter group of the Company, as per the provisions of SEBI guidelines for Preferential Issue at Rs 1,402 per share. The issue has since been approved by the shareholders and accordingly, allotment of warrants has been completed in April 2007. An amount of Rs. 1,682 crore representing 10% of this issue has been received, in compliance with the terms of the issue.

The Company implemented an employee stock options scheme (ESOS), which gives the option to the eligible employees to purchase RIL shares. The options upon vesting and exercise could lead to issue of 2,87,28,000 shares, representing about 2% of current equity capital. The benefit of this scheme was made available to over 14,000 employees, which makes the RIL ESOS among the widest programs in the Indian corporate sector.

PERFORMANCE REVIEW AND ANALYSIS

During the period under review, crude processed increased by 4% from 30.5 million tonnes to 31.7 million tonnes, reflecting an operating rate of 96% for the refinery.

Petrochemicals production (including toll conversions) for the year ended 31st March 2007 grew by 16% to 14.0 million tonnes, against 12.1 million tonnes for the previous year.

Oil production increased by 19% from 461,000 tonnes to 547,000 tonnes and gas production increased by 13% from 1,012 MMSCM to 1,140 MMSCM.

Turnover for the year ended 31st March 2007 stood at Rs. 110,886 crore (US$ 25.51 billion), reflecting a growth of 24% over the previous year. Increase in revenues reflects the impact of 11% higher product prices and 13% higher volumes. During the year, aggregate exports were higher by 100% at Rs. 65,300 crore (US$ 15.02 billion).

Consumption of raw materials increased by 34% from Rs 58,343 crore to Rs 77,889 crore (US$ 17.92 billion) primarily on account of higher crude prices.

Employee cost increased by 22% from Rs 978 crore to Rs 1,197 crore (US$ 275 million). This increase was mainly on account of performance linked incentives and increments. Reliance's employee cost as a percentage of turnover at 1% is very competitive when compared with other companies internationally.

Other expenditure, which also includes conversion costs, selling expenses, sales tax, repairs and maintenance, excise duty on stock and establishment expenses, decreased by 7% from Rs 9,722 crore to Rs 9,037 crore (US$ 2.08 billion), primarily due to lower sales tax incidence for refinery product sales on account of higher exports.

Operating Profit before other income increased by 27% from Rs. 14,299 crore to Rs. 18,210 crore (US$ 4.19 billion). Net operating margin during the year ended 31st March 2007 was 17.3% as compared to 17.6% in the previous year.

Other income was lower at Rs. 193 crore (US$ 44 million) against Rs. 683 crore primarily on account of a decrease in interest income due to utilization of surplus funds for investment in Reliance Petroleum Ltd.

In April 2006, RIL invested in 270 crore equity shares at Rs. 10 per share of Reliance Petroleum Limited (RPL) and 90 crore equity shares at Rs. 60 per share. Consequent to RPL's 20% share issue to public and 5% sale to Chevron, RIL now holds 75% equity stake in RPL at an investment

cost of Rs 6,750 crore (US$ 1.55 billion). The current market value of this strategic investment is over Rs. 24,000 crore (US$ 5.52 billion).

Interest costs were higher by 27% at Rs. 1,114 crore (US$ 256 million) primarily due to an increase in borrowings. During the year, Rs. 535 crore of interest was capitalised, as against Rs 637 crore in the previous year. Interest cost includes Rs. 81 crore on account of exchange rate difference considered as interest as against Rs. 73 crore in the previous year. Interest cover was 8.7 compared to 7.7 for the previous year.

Depreciation was higher at Rs. 4,009 crore (US$ 922 million) against Rs. 3,401 crore in the previous year. The higher charge of depreciation was on account of assets capitalized during the year and during the last quarter of FY 2005-06.

Profit after tax is Rs. 10,908 crore (US$ 2.51 billion) against Rs. 9,069 crore for the previous year reflecting an increase of 20%. Basic earning per share (EPS) for the year is at Rs. 78.3 (US$ 1.8) against Rs. 65.1 for the previous year.

During the year, RIL's contribution to the national exchequer in the form of various taxes was Rs. 12,392 crore (US$ 2.85 billion).

LEVERAGE

(In Rs. Crore)	31st Mar 07	31st Dec 06	31st Mar 06
Gross Debt	26,952	22,534	21,866
Cash & cash equivalent	1,966	539	4,144
Net Debt	24,986	21,995	17,722
Shareholders' Equity	57,147	56,355	49,804
Net Debt Ratio	0.44	0.39	0.36

The outstanding debt as on 31st March 2007 was Rs 26,952 crore (US$ 6.20 billion) compared to Rs 21,866 crore as on 31st March 2006. Net gearing during the year was 28% compared to 25% on 31st March 06.

RIL has the highest credit rating of AAA from CRISIL, and investment grade rating of Baa2 and BBB from Moody's and S&P respectively. RIL's international ratings, from both Moody's and S&P, are higher than the sovereign rating.

Capital Expenditure

During the year, RIL incurred capital expenditure of Rs. 8,935 crore (US$ 2.06 billion) as against Rs. 9,476 crore during the previous year. With the completion of major expansion plans in refining and petrochemicals business, the capital expenditure was largely for the E&P initiatives.

4Q FY07	3Q FY07	4Q FY06	(In Rs. Crore)	FY07	FY06
3,295	1,180	947	E & P	5,725	2,198
329	129	627	Refining & Marketing	1,430	3,179
147	106	575	Petrochemicals	417	3,221
65	98	523	Common	1,363	878
3,836	**1,513**	**2,672**	**TOTAL**	**8,935**	**9,476**

The common capital expenditure of Rs. 1,363 crore (US$ 314 million) during the period under review was mainly incurred on account of acquisition of land at Bandra Kurla complex in Mumbai.

Reliance Petroleum Limited (RPL):

Reliance Petroleum Limited (RPL) has made remarkable progress on all implementation fronts for its global sized, complex refinery coming up in a Special Economic Zone at Jamnagar. The success of its fast track implementation efforts is reflected in RPL achieving a cumulative progress of 50%, in just 15 months since commencement of the project.

During the quarter, project implementation gained further momentum with civil, structural and mechanical work getting into full swing, resulting in substantial change in the skyline of project site at Jamnagar. Some of the significant milestones achieved during the quarter included the following:

- Achieved 80% completion of detailed engineering work.

- Procurement and contracting efforts nearly completed - over 4400 critical and long lead equipments ordered globally.
- Completed 1,000,000 cubic meters of concreting at site.
- Site infrastructure mobilised to sustain the construction on fast track.

Over 7,500 engineers are working on the project across 10 locations globally. While procurement contracting efforts are nearly complete, deliveries of critical and long lead equipments as well as their installations have commenced. About 75% of civil construction work required for the project is also complete now. Nearly 40,000 tonnes of structural steel fabrication work and about 34,000 tonnes of tankage fabrication work have been completed at site. Focus has shifted on piping and equipment front generation and over 30% of pipe fabrication and erection work has been completed during this period.

Please visit www.reliancepetroleum.com for a photo preview of progress at the site.

RPL has made rapid strides on all implementation fronts and is well on the way towards scheduled completion by December 2008. The timely completion of the refinery project will enable RPL to leverage benefits of its size and complexity, which are amongst highest globally, to reap benefits of emerging opportunities in the sector and create significant value for shareholders.

RPL refinery will be a high complexity refinery - only one of its size and complexity globally. RPL refinery along with existing RIL refinery will make Jamnagar, the refining capital of the World. RPL refinery is expected to create substantial value for RIL shareholders as this project comes on stream in 2008.

Reliance Retail Limited (RRL):

After the successful launch of 22 Reliance Fresh stores during the third quarter in Hyderabad and Jaipur, RRL opened an additional 74 Reliance Fresh outlets to end the year with 96 Reliance Fresh Stores. The new stores were rolled out at Chennai, NCR, Ranchi, Bangalore, Guntur, Vijayawada, Visakhapatnam and Hyderabad bringing the total square footage to nearly 250,000 sq. ft.

Reliance Fresh is a neighbourhood store with key differentiators based on its full range, attractive pricing, good ambience and consistent quality. The learning from the first set of stores is being utilized to continuously improve the existing and the subsequent set of stores.

As on date, there are 135 Reliance Fresh Stores covering 16 cities with a total square footage of over 370,000 sq ft.

This month also saw the launch of the first consumer durable and IT pilot specialty store branded as "Reliance Digital" at the Shipra Mall in Faridabad. Reliance Digital, a 20,000 sq. ft. store, will be a one stop solution for all technology solutions with a wide array of brands and products in the field of consumer electronics, home appliances, information technology and telecommunication.

The distinctive feature of the Reliance Digital store will be its unprecedented customer service component branded as ResQ, highly skilled and trained in-store associates providing technical and counseling assistance to every consumer as per their needs and a pleasant ambience which allows customers to experience the products and services.

The RelianceOne loyalty membership is currently over 750,000 customers. This number is growing steadily. The RelianceOne loyalty customers can take advantage of adding loyalty points with the same membership card at the Reliance Digital stores as well.

PERFORMANCE REVIEW

OIL AND GAS (EXPLORATION & PRODUCTION)

Global Scenario

The global E&P industry registered another period of strong performance driven by high commodity prices and robust demand from end user segments across continents. Global demand for oil thus grew from 83.55 million barrels per day in 2005 to 84.30 million barrels per day in 2006, reflecting a growth of 0.9%. During the fiscal, Brent prices averaged 10% higher at US$ 64 per barrel as against an average price of US$58 per barrel in FY 2005-06 and an average growth of 1.4% during the last decade. During the same period, natural gas prices in Asia and Europe, which are predominantly linked to crude, remained volatile and Henry hub natural gas prices averaged at US$ 7.07 / MMBTU for 2006. Experts forecast gas prices to stay above historical levels in the near future.

Fossil fuels are expected to remain the predominant energy source with about 80% share of energy demand globally. Oil and gas alone is expected to account for 52% of the projected demand. Alternative fuels are expected to grow rapidly but account for less than 2% of the energy demand in the foreseeable future. The demand for oil is expected to grow 1.3% annually while natural gas is expected to grow even more strongly at about 2% per annum.

In its world energy outlook, the International Energy Agency (IEA) has estimated investment requirements of over US$ 8.2 trillion over the next two decades towards bridging the demand supply gap. This is substantially higher than its earlier forecast of US$ 5.3 trillion, which reflects the positive demand outlook. The biggest global challenge for the E&P sector however is the sharp rise in cost of equipments and services (that have more than doubled in recent years) resulting in sharp increase in cost of exploration and development across the world.

Domestic scenario

During the year, India's net import of crude oil and petroleum products grew by over 17% to an estimated US$ 39 billion, accounting for 21% of total imports. Despite growing fears over the impact of rising inflation, experts forecast annual GDP growth to be around 8 - 9% over the next five years, thus boosting the energy demand even more strongly.

In India, natural gas accounts for only 9% of total energy mix as against the global average of 21% and its growth so far was constrained by limited availability and nascent distribution infrastructure. With this set to change in the near future, the Indian gas market is poised to grow rapidly in the coming years. Supplies have increased with large scale discoveries in the east coast of India and growing imports of LNG. With domestic prices integrating with global markets and increasing acceptance of globally benchmarked pricing by end users, the pricing environment is attractive for investment in the sector.

The regulatory framework is evolving and is expected to be conducive for promoting investments in this sector of national importance. In pursuance to the PNGRB Act, a regulatory body is being put in place to provide more clarity to market participants and investors. Significantly large projects are being planned by various players in creating a pan India gas grid which would improve connectivity and also spur gas demand. With gas availability increasing manifold, contribution of natural gas in energy sector in India could grow substantially.

RIL - Oil & Gas Business

Reliance is the largest exploration acreage holder in the private sector in India and its current portfolio comprises of (i) 30% interest in Panna Mukta, Tapti fields; (ii) 34 exploration blocks awarded by Government of India under NELP; (iii) exploration and production rights to 5 coal bed methane (CBM) blocks; and (iv) exploration interests in Yemen, Oman and East Timor.

RIL's strategy is to enhance vertical integration in the energy sector and capture value across the entire energy chain. Towards this end, RIL is committed to strengthen its exploration, development and production activities in search for hydrocarbon through continued focus on people, processes and technology at all times.

Panna Mukta, Tapti

During the year, performance of the Panna-Mukta and Tapti fields has been satisfactory. The Panna Mukta fields produced 1,766,474 MT of crude and 1,662 MMSCM of natural gas, reflecting a growth of 13% and 15% respectively. The Tapti field produced 2,228 MMSCM of gas and 9% higher volumes of condensate at 126,860 MT during FY 2006-07.

Simultaneous to this, impressive progress was made on implementation of growth initiatives at the Panna - Mukta and Tapti fields. The expansion plan (EPOD) of Panna - Mukta fields comprising of the installation of 2 wellhead platforms and drilling of 6 wells is nearing completion. Of this, 4 wells are already operational and work on the remaining wells is progressing as per plan. Efforts are on to increase production by drilling additional 15 wells over the next two years.

Meanwhile, the new revised plan of development (NRPOD) for the Tapti block is also progressing and is on track for completion during the second half of FY 2007-08. On successful completion, NRPOD is expected to produce 5.7 MMSCMD of gas and about 1600 bopd of condensate.

RIL – E&P Indian Operations

During the quarter, the E&P business witnessed several other positive developments. Some of the significant developments are as follows:

- During the year, RIL was awarded seven (7) deepwater blocks in the recently concluded NELP-VI with two blocks in the KG basin and balance in the Mahanadi basin. The new blocks have come with a combined acreage of 76,050 square kilometers and have enabled RIL to fortify its exploration portfolio with a net acreage addition of 18,500 square kilometers in the Indian sedimentary basin.

- During the last quarter, RIL acquired an additional 140 LKM of 2D for its on-land blocks in the Cambay basin and an additional 6,041 square kilometers of 3D, spread over 5 blocks in the KG, Mahanadi, Cambay and Kerala - Konkan basins.

- During the same period, RIL drilled six exploratory wells and made four new discoveries. Of this, three discoveries are in the KGD6 block and one in NEC25. These discoveries have enabled RIL to add Proved Drill Bit reserves of 172 MMBOE, taking aggregate Proved Drill Bit reserves of the Company to 1,241 MMBOE as on date.

- Simultaneously, RIL commenced drilling of 3 more wells with one each in the KGD6, NEC25 and Gujarat - Saurashtra (GS) blocks. With this, the Company has so far drilled 48 exploratory wells, of which 30 have met with successful discoveries.

- RIL has an aggressive exploratory program to exploit the current acreage. Drilling is proposed in 10 out of the 27 blocks (excluding new blocks from NELP-VI) coupled with extensive seismic studies covering all major basins.

- RIL is currently operating with a fleet of three rigs. With a view to accelerate the exploration program further, RIL has taken efforts to mobilize two additional rigs, which are expected to be in operation by second quarter of FY 2007-08. Considering the sustained pressure in supply chain and services, RIL is positioning itself against risks through prudent long term contracting strategies for equipment and services.

Discovered Blocks – Fast Track Development Efforts

The development of gas discoveries viz., Dhirubhai 1 and Dhirubhai 3 in the KGD6 block are on schedule for production in 2008. Towards this end, all major EPC / EPIC contracts have been awarded and all long lead items have been ordered. Pre-engineering survey for offshore installation has been completed and nearly 50% of detailed engineering for onshore terminals is also complete. Currently, the project is in the fabrication phase and is progressing well towards meeting the target installation and commissioning dates. To explore further upside potential in the block, RIL is pursuing an aggressive exploration campaign in the KGD6 block.

The preparation of development plan and fast track implementation of RIL's oil discovery in KGD6 has also progressed well towards achieving first production in the second half of 2008.

During the last quarter, an exploratory well was drilled and there was discovery in the NEC 25 block. Drilling of one more well is in progress. Development plans for six consecutive commercial discoveries made so far are being evaluated and are expected to be finalised shortly.

Coal Bed Methane (CBM)

RIL's venture into production of commercial CBM was first of its kind in India and is expected to be commercially operational by 2010. Development plans for the Sohagpur East and West blocks are likely to be submitted during the next quarter. Development plan for monetization of CBM gas is under preparation and is expected to be submitted for approvals during the first quarter of FY 2007-08.

E&P: International Operations

During the last quarter, RIL further expanded its footprint in the global E&P arena. The Company was awarded two onshore blocks in Yemen and a deepwater block in Oman, having a combined acreage of 38,078 square kilometers. The company is working on finalization of production sharing contracts for the newly awarded blocks and is making satisfactory progress.

RIL has consolidated operations by transferring the international exploration portfolio into a wholly owned subsidiary, Reliance Exploration and Production (REP) DMCC, incorporated in Dubai.

Corporate Communications
Maker Chamber IV, 5th Floor
Nariman Point,
Mumbai 400 021, India

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

Internet : www.ril.com

E-mail : ccd1@ril.com

4Q FY07	3Q FY07	4Q FY06	% Change wrt Q4 FY06	(In Rs. Crore)	FY07	FY06	% Change wrt FY06
21,069	20,870	21,222	(1%)	Segment Revenues	86,009	71,091	21%
2,277	1,925	1,741	31%	Segment EBIT	7,726	5,916	31%
10.8%	9.2%	8.2%		EBIT Margin (%)	9.0%	8.3%	

It was another excellent quarter for the R&M segment with impressive 31% growth in EBIT while the turnover was virtually unchanged. This was possible due to record high throughput volumes, highest ever GRMs, and controlled costs. EBIT margins too improved from 8.2% to 10.8% in the quarter as compared to corresponding period of the previous year

For the full year, segment revenues grew by 21% from Rs.71,091 crore to Rs. 86,009 crore while segment EBIT has gone up by 31% YoY to Rs. 7,726 crore, accounting for 53% of segment EBIT of the Company during FY 2006-07

During the quarter, RIL processed 8.1 million tonnes of crude, reflecting an average utilization of over 98%. For the full year, the refinery processed 31.7 million tonnes of crude at average utilization of 96%, which compares favorably with operating rates for refineries globally. For the period under review, average refinery utilization was at 85% in North America, 84% in Europe and 87% in the Asia Pacific region. RIL's refinery utilization would have been even better for the year but for the planned shut down of the refinery in May 2006 as well as the temporary stoppage of a part of its facilities due to fire in October 2006.

During the year, domestic marketing efforts were adversely impacted on account of under recoveries and uneven level playing field for private players. The Company's efforts to correct pricing strategy to protect profitability and reflect the prevailing crude price environment led to significant drop in its domestic market share from 13% at the beginning of the year to less than 2% by September 2006. While a moderation in international crude prices and subsequent revisions to domestic prices helped regain market share, it still remained only at around 6.3% at the end of FY 2006-07.

To overcome the challenges of the domestic market, RIL shifted its focus on the export markets. This strategy to shift from domestic to export markets has met with resounding success. Our products were placed in all the quality conscious markets globally. Aggregate export volumes of refined products grew by over 63% to 17.7 million tonnes from 10.8 million tonnes in the previous year. Exports thus accounted for 57% of aggregate refinery product volumes and clocked export revenues of US$ 11.3 billion, reflecting a growth of 92% as compared to the previous year. During the last quarter, RIL exported 4.2 million tonnes of petroleum products and recorded export revenues of US$ 2.84 billion reflecting a growth of 29% and 63% in volume and value respectively.

Domestic Markets and Product Price Realization

4Q FY07	3Q FY07	4Q FY06	Avg. Realization (Industry Prices) – (Rs. / Ltr.)	FY07	FY06
21.5	23.2	20.6	Gasoline	22.4	19.2
22.3	23.1	21.7	Diesel	22.7	20.7
27.5	29.2	27.1	ATF	29.8	26.1
18.3	18.3	16.8	LPG (Rs. / kg)	18.1	16.8

(Source: IPR and Industrial Price Data)

During the year, the domestic demand for petroleum products increased by 4.6% to 111.7 million tonnes. The consumption of HSD, which accounts for more than a third of the total consumption of petroleum products, registered a growth of 6.9% while LPG demand grew by 5.1%. During the year, demand for MS grew by 7.5% and Aviation turbine fuel consumption grew by 21.5%. During the same period, Naphtha sales fell by 5.6% and Kerosene sales marginally increased by 0.1%.

At the year end, RIL had 1,385 retail outlets spread across the country, representing a network share of about 4%. During the last quarter, the company added 46 retail outlets. While this was in line with the new pump additions in the previous quarters, it clearly marks a significant slowdown in the pace of retail network expansion as compared to the previous years and is attributed primarily to the challenges of under recoveries in the current crude price environment and uneven level playing field for private players. RIL has represented to the Government and will continue to pursue for providing a level playing field for private oil marketing companies.

The second half of FY 2006-07 marked the entry of RIL in the high growth aviation fuel segment. While the third quarter witnessed the commissioning of its first Aviation Fuelling Station (AFS) at

Bhubaneshwar, the last quarter of FY 2006-07 witnessed the expansion of facilities to four additional airports. The Company is working on setting up AFS in 12 additional airports, which are expected to be operational during the current fiscal.

Going forward, the Company expects to further enhance focus on the export markets for significant part of petroleum products produced at the refinery. Towards this end, RIL has applied and secured necessary approvals for conversion of its Jamnagar complex as an Export Oriented Unit (EOU), with effect from 16th April 2007. The LPG requirement of PSUs for domestic market will continue to be met from the refinery.

Refining Margin

(US$ / bbl)	4Q FY07	3Q FY07	4Q FY06	FY07	FY06
Reliance Industries	13.0	11.7	10.4	11.7	10.3
Regional Benchmarks					
Singapore	6.8	3.9	4.6	6.1	6.5
US Gulf Coast	7.5	4.2	6.5	7.8	9.7
Rotterdam	4.1	2.8	5.0	4.6	6.7
Mediterranean	5.7	4.0	4.8	5.8	5.6

(Source: Reuters)

The year witnessed significant volatility in global refining margins, which averaged lower than their respective peaks in 2005. GRMs peaked during Q1 FY 2006-07 primarily due to tightened product markets, better light product cracks and unplanned maintenance by large refiners. However, the GRMs declined sharply thereafter on the back of improved global refinery utilization, lower turnaround and fuel switching in China and US. A relatively warm winter and the absence of any market disruptions added further pressure, dragging GRMs to their lows during Q3 FY 2006-07. The last quarter witnessed regaining of margins across regions on the back of strong product prices, especially that of gasoline. Hydro-skimming margins also turned positive with substantial gains in fuel oil margins adding further strength.

For the quarter under review, RIL's Gross Refining Margin (GRM) was US$ 13.0 / bbl as against US$ 10.4 / bbl in the corresponding period of the previous year. This reflects a premium of US$ 6.2 / bbl over the benchmark Singapore Crack Margins. RIL's consistent out-performance over the benchmark reflects the benefits of higher complexity, capability to process heavier / sour crudes

and produce superior product quality and mix. RIL's reported GRMs are substantially higher than all the benchmarks, including the US Gulf Coast margins. Consequently, average margins for the full year stood at US$ 11.7 / bbl, reflecting a premium of US$ 5.6 / bbl over the Singapore Crack Margins.

Crude Oil Price Movement (Global Benchmarks)

4Q FY07	3Q FY07	4Q FY06	Oil (Benchmark Industry Prices) – US$ / bbl	FY07	FY06
57.8	59.7	61.8	Brent	64.2	58.0
58.2	58.2	63.3	WTI	64.8	59.9
55.5	56.4	58.0	Dubai	60.9	53.5

(Source: Reuters)

The average prices of WTI, Brent and Dubai for the twelve months period were US$ 64.8 per barrel, US$ 64.2 per barrel and US$ 60.9 per barrel respectively while the peak prices were US$ 77.0 per barrel, US$ 78.7 and US$ 72.3 per barrel respectively.

Product Price – Average Market Reference Prices

4Q FY07	3Q FY07	4Q FY06	Products – Period Average - US$ / bbl	FY07	FY06
68.3	64.2	67.2	Gasoline	73.4	65.4
70.1	70.3	69.2	HSD	76.9	67.7
72.2	75.0	75.9	ATF	79.6	72.3
526.7	477.6	578.7	LPG (US$ / MT)	499.4	484.3

(Source: Platts)

Supported by a positive economic outlook and driven mainly by increased demand from China, India and Middle East, IEA expects to see continued strong growth in global demand for petroleum products and forecasts it to grow by 1.8% to 86.0 million barrels per day in 2007. As per the projections of World Refining and Fuel Services, Hart 2007, in the medium term, petroleum product demand is expected to clock a compounded annual growth rate of around 2% during 2006 – 2010.

4Q FY07	3Q FY07	4Q FY06	% Change wrt Q4FY 06	(In Rs. Crore)	FY07	FY06	% Change FY 06
10,670	10,895	8,820	21%	Segment Revenues	42,226	31,014	36%
1,137	1,407	1,065	7%	Segment EBIT	5,395	4,290	26%
10.7%	12.9%	12.1%		EBIT Margin (%)	12.8%	13.8%	

The Petrochemicals business benefited from higher production from expanded capacities, strong demand from end-use segments and better prices across the value chain. Through market leadership and integration, RIL was able to place volumes at margins above historical averages during the year under review.

For the year, revenues for the petrochemical segment increased by 36% from Rs 31,014 crore to Rs 42,226 crore as compared to the previous year. Increased prices accounted for 16% of the growth while the balance 20% was on account of higher volumes.

During the same period, EBIT from the petrochemical segment increased by 26% from Rs. 4,290 crore to Rs 5,395 crore as compared to the previous year. However, a higher price environment resulted in the EBIT margin decreasing from 13.8% to 12.8%. Within the petrochemicals business, PE, PP witnessed improved margins while PTA, PVC and Polyester products witnessed margin pressure. Though the pressure eased considerably during the last quarter, it still had significant negative impact on average margins for the full year.

During the same period, petrochemical margins were volatile with polymer products and polyester products margins varying with respect to trailing quarters. Polymer margins were at historical highs during second quarter primarily due to lower naphtha cracks. During the second half of the year, the margins declined and remained weak due to softening of polymer prices. During the first half of the year, polyester margins were under pressure due to higher raw material prices. With the softening of intermediate prices, polyester margins recovered gradually during the second half of the year.

Petrochemicals Production Volumes

4Q FY07	3Q FY07	4Q FY06	% Change wrt Q4 FY06	(In '000 Tons)	FY07	FY06	% Change wrt FY06
3,562	3,630	3,320	7%	Production	13,974	12,110	15%
542	567	492	10%	Polymers (PP, PE, PVC)	2,141	1,845	16%
367	389	296	24%	Polyester (PFY, PSF, PET)	1,482	1,129	31%
1,123	1,007	900	25%	Polyester Intermediates (PX, PTA, MEG)	4,073	3,220	26%

Polyester and Fibre Intermediates

During the year, Reliance reinforced its global leadership through the commissioning of 550,000 TPA of polyester capacity at Hazira and Patalganga. With this, the aggregate production capacity for production of polyester fibre and year stood at 2 million TPA, making Reliance the largest polyester producer in the World. RIL now has a domestic market share in excess of 55% in PFY, PSF and PET.

Benefiting from fresh contribution of new capacities, aggregate production volumes of PFY, PSF and PET grew by an impressive 31% to 1,482,190 tonnes. The recently commissioned polyester facilities are witnessing high operating rates and the production is being absorbed in domestic and international markets. Thrust on specialty products continued and now accounts for 57% and 34% of PSF and PFY production respectively. Production of polyester intermediates (PX, PTA and MEG) grew by an equally impressive 26% to 4,073,250 tonnes in FY 2006-07. RIL successfully commissioned and stabilized a new 730,000 tonnes per annum PTA plant at Hazira in July 06. Reliance's domestic market share in polyester intermediates stood at 78%.

During the year under review, domestic demand for polyester grew strongly by around 10% to 2.04 million tonnes as against 1.85 million tonnes in FY 2005-06. This was due to robust domestic demand and continued strong rise in textile exports from India. Growth would have been stronger but for floods in major consumption centers.

Corporate Communications
Maker Chamber IV, 5th Floor
Nariman Point,
Mumbai 400 021, India

Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

E-mail : ccd1@ril.com

Polymers

During the year, the polymers business witnessed an equally exciting growth with aggregate production volumes of PP, PE and PVC growing by 16% to 2,140,580 tonnes. This growth was on account of the commissioning of a new PP plant at Jamnagar, which was partially offset by the scheduled maintenance shutdown of the cracker and downstream plants at Hazira in May 2006. RIL continues to be the largest polymer producer in India with a domestic market share of 45%.

RIL produced 840,900 tonnes of ethylene, a marginal increase over the previous year and 406,400 tonnes of propylene, representing increase of 2%. The production was partially affected due to the planned shut down of the cracker plant during the first quarter.

The domestic market of polymers grew by 10% on the back of increased demand from key end use segment viz., packaging, infrastructure, consumer durables and agriculture.

Chemicals

During the period under review, Linear Alkyl Benzene (LAB) production was at 114,085 tonnes. The production was lower by 2% as compared to the previous year mainly due to a planned shutdown in the third quarter. Reliance has a market share of 24% in the domestic LAB market. The Butadiene plant at Hazira produced 109,240 tonnes, higher by 21% compared to the previous year.

BUSINESS OUTLOOK

RIL remains committed to investing its cash flows in its existing and new businesses alongwith pursuing new opportunities both organic and inorganic. With robust economic conditions alongwith a stable operating environment RIL is confident of achieving sustainable growth for all its business.

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / YEAR ENDED 31st March 2007

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 31st March		Year Ended 31st March	
		2007	2006	2007	2006 (Audited)
1.	Turnover	27,399	26,448	110,886	89,124
	Less: Excise Duty / Service Tax Recovered	1,504	1,906	5,523	7,913
	Net Turnover	**25,895**	**24,542**	**105,363**	**81,211**
2.	Other Income	85	87	193	683
3.	Total Expenditure				
	a) (Increase)/decrease in stock in trade	(243)	963	(970)	(2,131)
	b) Consumption of raw materials (incl. traded goods)	18,696	16,216	77,889	58,343
	c) Staff cost	309	215	1,197	978
	d) Other expenditure	2,434	3,102	9,037	9,722
4.	Interest and Finance Charges	277	225	1,114	877
5.	Depreciation	1,022	982	4,009	3,401
6.	**Profit before tax**	**3,485**	**2,926**	**13,280**	**10,704**
7.	Provision for Current Tax (including Fringe Benefit tax)	396	248	1,521	931
8.	Provision for Deferred Tax	236	176	851	704
9.	**Net Profit**	**2,853**	**2,502**	**10,908**	**9,069**
10.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,394	1,394	1,394	1,394
11.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year				43,761
12.	Earnings per share (of Rs. 10)				
	Basic	20.5	18.0	**78.3**	65.1
	Diluted	20.5	18.0	**78.3**	65.1
13.	Aggregate of Public shareholding				
	- Number of Shares (in crores)			**68.31**	72.60
	- Percentage of Shareholding (%)			**49.02**	52.10

Corporate Communications
Maker Chamber IV, 5th Floor
Nariman Point,
Mumbai 400 021, India

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

Internet : www.ril.com

E-mail : ccd1@ril.com

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. The Scheme of amalgamation of Indian Petrochemicals Corporation Limited (IPCL), with the Company has been approved by the shareholders and creditors of both the companies and is submitted to the Hon'ble High Courts of judicature at Mumbai and Gujarat for sanction u/s 391 and 394 of the Companies Act,1956. In terms of the Scheme the appointed date for amalgamation is 1st April 2006. Upon receipt of statutory approvals, the Scheme will be given effect to in the audited financial statements for the year ended 31st March 2007.

3. During the quarter, shareholders of the Company have approved the Special Resolution by Postal Ballot for the preferential issue of 12,00,00,000 warrants at a price of Rs 1,402 per warrant, to the Promoter/Promoter Group as per the SEBI Guidelines for Preferential Issue contained in the SEBI (Disclosure and Investor Protection) Guidelines, 2000, entitling the warrant holders to apply for equivalent number of fully paid equity shares of Rs.10 each of the Company. In terms of the special resolution, 12,00,00,000 warrants have been issued on 12th April 2007, upon payment of 10% of the amount. The balance 90% of the amount is payable within 18 months.

4. During the quarter ended 31st March 2007, in terms of the Company's Employee Stock Option Scheme, 2,87,28,000 Options, exercisable into equal number of fully paid up equity shares of the Company have been granted to the eligible employees of the Company and its subsidiary companies. The Options would vest based on the specified criteria. The vesting period would range between one to seven years from the date of grant and the exercise period would extend upto five years from the date of vesting.

5. During the quarter, the Company has disbursed interim dividend @ Rs 11/- per fully paid-up equity share, aggregating to Rs 1,534 crore (US$ 353 million), including dividend distribution tax.

6. The Company, had revalued plant, equipment and buildings situated at Patalganga, Hazira and Jamnagar in 2005-06. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 1,966 crore (US$ 452 million) for the year and an equivalent amount has

been withdrawn from Revaluation Reserve. **This has no impact on the profit for the period / year.**

7. The Company had revalued its plant and machinery situated at Patalganga and Naroda in 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 31 crore (US$ 7 million) for the year and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on the profit for the period / year.**

8. During the quarter ended 31st March 2007, Reliance Global Management Services Private Limited and RESQ Limited have become subsidiaries of the company.

9. Pursuant to the adoption of Accounting Standard on Employee Benefits (AS 15) (Revised 2005) issued by the Institute of Chartered Accountants of India, additional liability of Rs. 50 crore (US$ 11 million) up to 31st March 2006 net of deferred tax of Rs 17 crore (US$ 4 million) has been adjusted against the opening balance of revenue reserves. The additional charge on account of the above is Rs 12 crore for the year.

10. Provision for Current Tax for the year includes provision for Fringe Benefit Tax of Rs 37 crore (US$ 9 million).

11. There were no investors' complaints pending as on 1st January 2007. All the 1,646 complaints received during the quarter were resolved and no complaints were outstanding as on 31st March 2007.

12. The audit committee reviewed the above results. The Board of Directors at its meeting held on 26th April 2007 approved the above results and its release.

13. The statutory auditors of the Company have carried out a Limited Review of the results for the quarter ended 31st March 2007.

14. The audited annual results along with the consolidated annual results will be published on the receipt of statutory approvals for the Scheme of Amalgamation of IPCL with the company.

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / YEAR ENDED 31st MARCH 2007

Rs Crores

		Quarter Ended 31st March				Year ended 31st March			
		2007		2006		2007		2006 (Audited)	
1.	**Segment Revenue**								
	- Petrochemicals	10,670		10,608		42,226		32,802	
	- Refining	21,069		21,248		86,009		71,117	
	- Others	661		522		2,380		1873	
	Gross Turnover (Turnover and Inter Segment Transfers)	**32,400**		**32,378**		**130,615**		**105,792**	
	Less: Inter Segment Transfers	5,001		4,116		19,729		14,854	
	Turnover	**27,399**		**28,262**		**110,886**		**90,938**	
	Less: Excise Duty Recovered on Sales	1,504		1,906		5,523		7,913	
	Net Turnover		**25,895**		**26,356**		**105,363**		**83,025**
2.	**Segment Results**								
	- Petrochemicals	1,137		1,488		5,395		4,713	
	- Refining	2,277		1,741		7,726		5,916	
	- Others	322		326		1,335		1,112	
	Total Segment Profit before Interest and Tax		**3,736**		**3,555**		**14,456**		**11,741**
	(i) Interest Expense		(277)		(283)		(1,114)		(935)
	(ii) Interest Income		48		88		108		492
	(iii) Other Unallocable Income Net of Expenditure		(22)		(110)		(170)		(270)
	Profit before Tax		**3,485**		**3,250**		**13,280**		**11,028**
	(i) Provision for Current Tax		(396)		(243)		(1,521)		(926)
	(ii) Provision for Deferred Tax		(236)		(176)		(851)		(704)
	Profit after Tax		**2,853**		**2,831**		**10,908**		**9,398**
3.	**Capital Employed (Segment Assets – Segment Liabilities)**								
	- Petrochemicals		27,805		31,039		27,805		31,039
	- Refining		39,537		35,688		39,537		35,688
	- Others		14,879		6,502		14,879		6,502
	- Unallocated Corporate		7,683		6,570		7,683		6,570
	Total Capital Employed		**89,904**		**79,799**		**89,904**		**79,799**

Notes to Segment Information for the year ended 31st March 2007

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:
      - Oil and Gas
      - Textile

   d) Capital employed on other Investments and income from the same are considered under "un-allocable"

2. The un-audited segment results for the fourth quarter ended and year ended 31st March 2007 are on a standalone basis whereas the audited segment results for the fourth quarter ended and year ended 31st March 2006 are on a consolidated basis.

Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

April 26, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sir,

Sub: **Secretarial Audit of Listed Companies**

We forward herewith the Secretarial Audit Report from M/s Haribhakti & Co., Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended March 31, 2007 in compliance with SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002. This Audit Report was noted by the Board of directors of the Company at its meeting held today i.e. April 26, 2007.

You are requested to take the same on records.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl: a/a

HARIBHAKTI & CO. *CHARTERED ACCOUNTANTS*

42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ✆ : 5639 1101-5 / 2287 1099 • VBH - 2287 1806 • FAX : 2285 6237
701, RAHEJA CENTRE, 7TH FLOOR, 214, NARIMAN POINT, MUMBAI-400 021. ✆ : 91-22-3021 2800 • FAX : 91-22-2281 4834
E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

The Board of Directors
Reliance Industries Limited
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai - 400 021

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Industries Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**March 31, 2007**
2	ISIN	INE002A01018
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Industries Limited
5	Registered Office Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
6	Correspondence Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
7	Telephone & Fax Nos.	Tel No : 022 - 2278 5211 Fax No : 022 - 2278 5110
8	Email address	investor_relations@ril.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited, Mumbai

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	139 35 08 041	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in ' 9' above *(as per company records)*	139 35 08 041	100.000
12	Held in dematerialised form in CDSL	2 00 73 611	01.441
13	Held in dematerialised form in NSDL	130 84 55 124	93.896
14	Physical	6 49 79 306	04.663
15	Total No. of Shares (12+13+14)	139 35 08 041	

16 Reasons for difference if any, between (10&11), (10&15), (11&15) : NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
NA	NIL	NA	NA	NA	NA	NA

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No)
if not, updated upto which date

Register of Members is updated (Yes / No)	YES
if not, updated upto which date	NA

19 Reference of previous quarter with regard to excess dematerialised shares, if any. NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	74	3 836	Delay in receipt of Physical DRF & Share Certificates from DP and Processed Under NOL.
	45	3 888	Delay in receipt of Physical DRF & Share Certificates from DP
	851	64 174	Processed Under NOL
	41	1 691	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**1 011**	**73 589**	
Pending for more than 21 days	6	219	Non - receipt of Physical DRF & Share Certificates from DP
Total	6	219	

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.

Shri. Vinod M Ambani
Tel No : 022 - 2278 5307
Fax No : 022 - 2278 5081

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

Haribhakti & Co.
Chartered Accountants
701, Raheja Centre
214, Nariman Point
Mumbai - 400 021
Tel.: 022 30212800 - 801
Fax.: 022 22814834

24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad-500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA.

FOR HARIBHAKTI & CO.
CHARTERED ACCOUNTANTS

BHUPENDRA BANGARI
PARTNER
M. No.: 42320

13th April 2007, Mumbai.

END